Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: October 7, 2003	By	/s/ A.R. de Jong

Name: A.R. de Jong Title: EVP & Corporate Controller

	By	/s/ J.E.C. de Groot

Name: J.E.C. de Groot Title: SVP & General Secretary ai

KLM
September 30, 2003
4:00 a.m. EST

LEO M. VAN WIJK, PRESIDENT AND CEO, KLM: Ladies and gentlemen, good morning. After a short introduction in Dutch and then we will continue the presentation in English.

And now I would like to give the floor, Jean Cyrile, to you.

JEAN-CYRILE SPINETTA, AIR FRANCE: Good morning ladies and gentlemen. I’m Jean-Cyrile Spinetta. He has expressed (INAUDIBLE) this morning. As you know and as Leo just said this morning, KLM and Air France signed an agreement. We set up Europe’s leading airline group, Air France-KLM.

Today is a landmark day for Air France and KLM and it is a defining moment for the European air transport industry in general. Both of our airlines are convinced of the need for the European air transport sector to reorganize itself, but not in the same way as in the past. Our industry is still too fragmented, it is not sufficiently profitable and doesn’t create enough value for our shareholders. Now that the single European market is reshaping the economy of our countries, the time has come for a change.

After months of discussions, KLM and Air France have reached the same conclusion . The grouping of our two airlines is a real opportunity for both of us.

It makes sense in economic terms and is an appropriate response to the current environment. Basically what Leo and I want to do this morning is to present our project to explain why we decided on this solution, how we are going about it and what the benefits are for our stakeholders..

Now what exactly is this transaction?

Today we, Air France and KLM, two major flag carriers, have decided to combine our strengths and create Europe’s first airline group. An operation like this brings many challenges. While taking the interests of our shareholders into account, we must comply with current regulations, harmonize two very strong corporate cultures and give solid assurances regarding the future development of the two companies.

We believe that the solution we are announcing today is the appropriate response to all these challenges. It will enable us to leverage the complementarities of Air France and KLM to offer our customers a superior product. We will also be able to extract maximum synergies to create value for all our stakeholders. This ambitious project is also very respectful of each airline’s culture and character.

We have chosen a very simple concept. One group, two airlines. This is the only way to meet two objectives. First, to respect the identity, brand and culture of each of the two airlines and secondly, to obtain a common bottom line. The best way to do this is to merge the shareholdings to create a holding company, Air France-KLM, which will be the listed company, with two fully owned subsidiaries, Air France and KLM.

This is a friendly transaction with the full support of the governing bodies of both companies. It is a public exchange offer for all the ordinary shares of KLM. As I said before, it is a recommended public exchange offer. We propose that KLM’s shareholders receive 11 AF shares in exchange for 10 KLM shares. These Air France shares will come from a new share issue reserved for KLM shareholders.

In addition, they will receive 10 Air France warrants with a strike price of 20 euros and a maturity of three years and six months. Three warrants will give them the right to subscribe to 2 Air France shares.

This gives KLM shares an implied value of 16.74 euros per share and this means a total value for KLM of 784 million euros based on the Air France closing price last night.

You have of course understood that through this operation, Air France will automatically be privatized as the French Government’s stake will be diluted below 50 percent.

The new group, Air France-KLM, will rank first worldwide in turnover and third worldwide in traffic, just behind American Airlines and United Airlines.

As KLM will automatically join Skyteam, and assuming that Northwest and Continental will follow suit our alliance will become a world leader together with STAR. In Europe, the Sky team will now group (ph) the new European (INAUDIBLE), Air France -KLM, to check airline (INAUDIBLE), and ...

This brings me to introduce Leo Van Wijk, President and CEO of KLM with us here. I’m very pleased also to inform you that this morning, we signed a (INAUDIBLE) letter agreement between Air France and KLM. This agreement (INAUDIBLE) extended cooperation of (INAUDIBLE) with the new Air France KLM group and targets the (INAUDIBLE) integration of the cargo businesses of this big carrier (ph).

In addition, (INAUDIBLE) signed a (INAUDIBLE) agreement this morning covering the commercial coverage in the sky team (ph). I will now hand over to Leo, who will talk about the strategy rationale of our transaction. Leo?

VAN WIJK: Thank you Jean-Cyrile. Why are we doing this? Well, there’s some very strong rationale for this transaction. There are three key elements in it. First of all, the change in the European environment; secondly, the complimentary companies; and third, the possibility to extract significant synergies, and I will address all three of these elements.

First, the changing European environment. Since 1993, at the launch of the single European markets with about 400 million customers, all the airlines know that the current set of European aviation will have to change. The dominant factor of national allies will disappear.

The huge European single market obviously implies the stepping up of truly Pan European operations; however, so far, we have not been able to implement it. And the reason for that is that we still are operating under bilateral air traffic drives (ph) in which national ownership regulations played a significant role.

However, these national ownership rules will disappear and they will disappear in our opinion rapidly because of the European court ruling issued last November and as a consequence, the mandate given by the European Commission by all member states to renegotiate the nationality clauses for European airlines as well as the Open Skies Agreement with the United States, a discussion that will take place in the United States later this week.

And this is why our transaction comes at exactly the right time we feel, giving us the strategic advantage of becoming a leader in the consolidation process in Europe, the inevitable consolidation process. As you can see from this slide, the European airline industry is already involved even with consolidation and creating major forces.

Already right now 75 percent of all long-haul flights to and from Europe originate at 10 major European hubs. And from that, four main hubs already capture 54 percent of all flight. These four main hubs are London Heathrow, Charles de Gaulle, Frankfurt Airport and Amsterdam Airport. Competing among these hubs is already at the heart of the current competition of the European allies.

And since there are far too many airlines, we will have to bring the total number of airlines down to a consolidation process and KLM and Air France with this transaction have the ability to combine two of the biggest European hubs in the same alliance and that will be a huge asset for us.

If we look at this schedule, you can see that currently, the market position of KLM of Amsterdam Airport of course focuses much more at the northern European destinations whereas Air France of course historically is strong in the more southern regions of Europe.

But what is more important is that if you look at the yellow spots, these represent the areas where neither of us really has a strong market position and that’s exactly at the heart of what we are trying to achieve, to improve our joint position. And where you see one in the yellow dots, that is exactly where the STAR alliance and the particular (INAUDIBLE) is currently very strong in this market position. There are two highly complimentary net airlines and we do have complimentary networks. Out of a total of 101 destinations, only 31 are common destinations and 70 of the other destinations are shared separately by either one of the two airlines.

So KLM will bring 27 new destinations to the Air France networking customers in Air France in return will bring 43 new destinations to the KLM network and its customers. In destinations, that we share both – there is plenty of room for both airlines because most of these markets are the largest markets in world aviation.

You can see from this slide that each of the three global alliances that dominate global aviation, Sky Team, One World and Star Alliance, use a multi-hub system. Copenhagen, Frankfurt, Munich and Vienna are the hubs with Star Alliance. London Heathrow, Madrid and now also Zurich for One World, and for Sky Team, it is Paris and Amsterdam and Milan.

As a result, the combination of Air France and KLM will bring the Sky Team alliance two of the four leading hubs in Europe and our strategy will be to take full advantage of these two great assets through the harmonious coordination of our respective networks. For both parties, the hub strategy is sustainable, that we don’t give up either of the two hubs.

Thanks to the existing airport infrastructure, both at Amsterdam Airport and Charles de Gaulle, we will have substantial opportunities for further development in the future. We are – trying to get the next slide, yes. Here we are. If you look at Charles de Gaulle and Amsterdam Airports, they both are roughly over the 40 million mark in terms of passengers.

The Charles de Gaulle with 48 million passengers ranked third in Europe and Amsterdam with just over 40 million passengers ranked number four. They both have an excellent infrastructure for runways and in terms of aircraft movement, Charles de Gaulle even ranks number first, whereas Schiphol Airport ranks number fourth in the European ranking.

But more importantly, I think that most airports have ample room for growth and are currently investing in the future, and with that, will allow us as two carriers and as the combination to take full advantage of that. But it’s not just the airport and the passenger side of our business that has brought us together. We are also two leading cargo players.

Air France ranks number two in Europe and number four worldwide whereas KLM ranks number five in Europe and number 11 worldwide. And if we team up, we will be absolutely number one in Europe as well as in the world.

The turnover of KLM and Air France will be 2.6 billion jointly and we will have in our network and the cargo network in particular an excellent coverage, network coverage, of all major cargo flows in the world. And in order to take advantage of that position, we will introduce a single Sky Team product line, not just between KLM and Air France, but also with the other Sky Team partners.

A third area, which is of key interest to us, both Air France and KLM is in engineering and maintenance. We both have substantial investment there and by combining our expertise and capabilities, we will be able to create one of the largest worldwide maintenance repair and overall providers by teaming up the two businesses in our current portfolio.

We will have a full capability for both Airbus and Boeing product lines and on both sides, we will have the scales and capacity to meet the maintenance requirements of all major airlines. And when you have a strong position, because both of us have strong relations with the original equipment manufacturers through various partnerships, both with Airbus and Boeing as well as General Electric.

And currently, we already enjoy a very interesting customer base in both airlines generating 540 million euros in revenues from third party in Air France and 329 in KLM last year.

Let me now give the floor again to Jean SPINETTA to continue with the story.

SPINETTA : Yes. Of course, one of the most important (INAUDIBLE) in our discussion has been (INAUDIBLE) together jointly, the synergy we expect to achieve from the combination of our two airlines in the same group. How did we go about estimating the potential synergies?

To begin with, we asked experts from KLM and AF to work together to explore all possible areas of cooperation which could deliver synergies. After identifying the areas, each company separately quantified the exact value of the potential synergies. We then asked for an independent valuation by a leading consultant firm to test the viability of these estimates. The figure you see on the slide are the result of this external estimate and of course, this is – these are very impressive figures, between 220 and 260 million euros after three years only and between 305 million euros and 495 million euros after five years.

What I want to say here, what we want to say here, is that all the different measures to take have already been identified. We think that they are all feasible and easy to implement, so we don’t see any major obstacles which could prevent us from delivering these potential synergies.

The managements of both companies, and especially Leo and myself, feel very confident about this financial target. These synergies will be gradually phased in as you can see in the slide, between 65 and 75 in the first year and between 385 and 495 (INAUDIBLE) in the year five. The figures we have given here are the annual synergies we expect to achieve, with 60 percent coming from cost savings and 40 percent coming from additional revenues.

For the moment, we have only quantified the potential synergies with KLM. Additional potential synergies with other Skyteam partners have not been taken into account. (INAUDIBLE) would like to comment on the next slide.

VAN WIJK: Yes. KLM announced in April this year a significant cost-savings program and these synergies that Jean Cyrile just indicated will come on top of the expected synergies from the KLM restructuring program, so we will continue that with full force and are still targeting to bring 650 million of improvements in the operating income to the bottom line in 2005, 2006.

SPINETTA: I will now say (INAUDIBLE) Leo, on the organization (INAUDIBLE). As I said when I first presented our transaction, we (AF and KLM) have chosen a very simple concept, one group, two airlines. This is the only way to meet two objectives, which – if you remember – are: First, we respect the identity, brands and culture of each of the two airlines, and secondly, to achieve a full cooperation strategy and obtain a common bottomline.

Why in our view is this the only way? This slide tries to answer the question. The intensity of cooperation strategy depends on the degree of potential competition between the airlines concerned.

When the potential competition is weak — for example, in the case of Air France and Delta — a commercial alliance is enough and the corporation strategy can be partial. If we now consider Europe. With a potential of 400 million customers, Europe is nevertheless limited in size compared to the U.S.

This means that all the main hubs and especially London, Frankfort, Paris and Amsterdam are very close together. Therefore, the potential competition among these hubs is very strong.. To avoid contradictory and counterproductive strategies, and disputes concerning the sharing out of synergies, you definitely need a full cooperation strategy and a common bottom line.

There are two ways of achieving these two objectives. A full merger or a merger of shareholdings. One must not forget here that brands are tangible assets. If we wish to preserve the specific identity and especially brands of Air France and KLM, the only feasible organization structure is a merger of shareholdings.

This is why we are setting up one group with two separate entities. We took three factors into account when deciding on the new structure. First, as I said before, our desire to maintain each airline’s identity. Second, the rules governing traffic rights in Europe and worldwide, and thirdly, a structure which reflects our goal to have one common bottom line.

There will be a transitional period of three years so we can secure traffic rights and learn to work well together in this new framework. Our entire approach was to find a structure that was efficient and simple to implement. The target group structure, will be completed in a maximum of three years. This is a simple and clear structure, guaranteeing efficient management in both airlines. Each airline will be responsible for running its own operations while the holding company will ensure consistency in strategy.

Leo, you want to comment on the existing body structure of KLM and what we tried to implement in the ...

VAN WIJK: Yes. While we of course have this objective in the somewhat longer term, we still have to cope with existing realities and one of it is of course that the current structure of KLM, and I skipped this one a bit too quickly, still has some protection in it to cope with the nationality of our airline.

Currently, of the total structure, the Dutch state has 14 percent, slightly more than 14 percent, and there is a special foundation that holds over 11 percent, so just over 25 percent is controlled by these two bodies. And the remainder is common shares in the marketplace.

On top of that, there is still an option agreement with the Dutch state that has the ability to obtain 50.1 percent of KLM floating rights in case traffic rights are challenged. And that’s exactly what we have to take into consideration if we implement the structure that Jean Cyrile just pointed out.

We want to keep it simple and manageable; however, we have to deal with realities and complexities of our industry as they currently still are. And that’s why the picture becomes somewhat more clustered if you want to maintain the current protection of the two airlines at national airlines.

What we have done here in this structure is essentially create a joint holding that will have 100 percent economic interest in the two separate airlines. In order to protect KLM’s nationality, for the time being, only 49 percent of the economic interest will have voting rights associated through within KLM, which consequently means that 51 percent will be managed through a number of vehicles, two foundations.

The Dutch state will continue to have a voting right through the preferred A shares in KLM as well as the state option remains in place to guarantee and safeguard airline’s nationality in the current aero-political environment. That’s one element of the discussion. But as we all know, and particularly in the Netherlands, the debates about, is this a good deal for KLM, is very much going on. And we have discussed from the early outset and have absolutely no misunderstanding that this deal has to be good for both airlines.

And of course, and for KLM being the junior partner, it was no discussion for Air France, and in particular for Jean Cyrile, that we start discussing it, there had to be some assurances to KLM and its stakeholders.

And exactly that’s what we have achieved by giving assurances, both to the Dutch state as well as to the other stakeholders in KLM, the assurances to the Dutch state, they’ll last for eight years and mainly focus on keeping (INAUDIBLE) as a hub so that the important economic function of Amsterdam Airport will be maintained in relation with the nationality of KLM in the air political arena.

On top of that, we have a detailed agreement on how to develop the two airlines harmoniously, as Jean Cyrile already indicated. We both want to see and take advantage of these two assets and a fair, long-term development of both hubs is what we envisage in order to take a real competitive position in global aviation. And that, through a set of assurances, has been discussed and agreed upon in the last couple of weeks.

On top of that, of course, the identity and the brands of KLM and important assets, not just emotionally, but also commercially, has to be maintained and there is no doubt about this new management for the new group that this is an asset that we will have to keep and maintain and keep alive and (INAUDIBLE), so that it will be an asset for the new entity.

In the various distant areas, we will create centers of excellence to make sure that there will be a fair distribution of activity over the two main home bases. And that’s in particular important for the most important element, the most important asset we have, that’s our human capital.

We have to build on that particular important element, although there are (INAUDIBLE) differences and we cannot just simply integrate it and that’s exactly what we don’t do right away. We will take some time to merge and take advantage of these two cultures, but in particular, take advantage ...

And we have to make sure that we don’t destroy that, because everybody can buy nice-looking airplanes, if you only make the difference with the human capital, with the human resources. So that will be the hard and in the cornerstone of our strategy to insure that we have taken that seriously into consideration.

CYRILE: ... the management structure of our government of the new group, management structure has already been set up to ensure the quick and efficient running of the new organization. We’ll have the Air France –KLM Board with 16 members-will be chaired by the Chairman and CEO of Air France, with Leo van Wijk as Vice Chairman. Three other Dutch nationals will sit on the Board, one proposed by the Dutch state and two others by the KLM Supervisory board. As for the Strategic Management Committee, we look at this in the – in the next slide.

At holding company level, a strategic management committee will be set up. Earlier on, we talked about the absolute necessity for full cooperation strategy. The strategic guidelines will be prepared by the Strategic management committee, especially in the important fields of network and hub coordination such as budget and mid-tem planning, fleet and investment strategy, and alliance and partnership strategy.

For a minimum of three years, this strategic management committee will include four executives from each airline. As Chairman of Air France-KLM, I will have the deciding vote except for two specific matters concerning modification to assurances, and the scope of existing activities, both of which require a unanimous vote.

As I said already, each airline will be responsible for its own commercial and operational management. KLM will continue to be managed by its Supervisory board which appoints a management board.

The only two significant changes are that:

•	during the transitional period of three years. 4 out of the 9 members will be appointed by Air France-KLM

•	After the transitional period, five out of the nine members will be appointed by Air France-KLM.

At management board level, during the transitional period of three years, Air France will appoint one out of five members. As far as AF is concerned, one KLM executive will sit on the Air France executive committee.

We are just before the conclusion, and as we get (INAUDIBLE) from this operation, the public announcement (INAUDIBLE). The signing of the final transaction agreement will be (INAUDIBLE) through the Dutch ...

We define (INAUDIBLE) because as you know, KLM is listed in the U.S. and we hope to solve (ph) the operation the first half of March, 2004, and to have a closing of (INAUDIBLE) in the first half of April (ph), 2004. We are just now to conclusion of company remarks.

In this presentation, we have explained to you the tremendous opportunities which this exchange offer brings to Air France and KLM shareholders. Leo and I would just like to summarize real rapidly what we see as the benefits to our respective shareholders..

Maybe Leo, you can start with the benefits of KLM shareholders and stakeholders.

VAN WIJK: Yes, thank you Jean Cyrile. It is obviously clear that the KLM shareholders will benefit from this deal by creating substantial value for them, most immediately in the longer term. Immediately, because they receive a significant premium in the exchange offer and in the longer term, (INAUDIBLE) of the exposure to the shares and warrants will bring for the benefit of potential synergies realized by the group as well as the competitive position in the leading alliance.

But since we not only manage shareholder value in this projection, also the other stakeholder values have been dealt with very fair. The preservation of the KLM brand and the Dutch identity, while capitalizing on the strength and complementarities of both airlines is very well secured and guaranteed over time. So a very ingenious mechanism that we have discussed.

It will create opportunities, greater opportunities for employees and I think all in all, this is a very fair transaction for KLM and its stakeholders and we think that this certainly is the best deal that KLM could achieve in the changing European aviation environment.

JEAN CYRIL: I will be very brief in my conclusion. The leading position of the new group, I am sure, will give us (INAUDIBLE) hedge (ph) in all business sectors. It will also (INAUDIBLE) the number one position.

I have said at different times in this presentation this transaction – this transaction will also create significant value for our stakeholders and shareholders given the high potential (ph) of financing (ph) with (INAUDIBLE). I sincerely hope that you are as enthusiastic about this project as we are. We have set out the strategic rationale.

We have presented the added value it will create and provided a detailed assessment of the potential synergies. This is a compelling and timely transaction. We are clear on the vision and the structure for the harmonious developments of the group. We are convinced that this will be of great benefit to all stakeholders.

It’s like I said in my introduction, this is a landmark day for KLM and Air France, and a defining moment in the evolution of the European aviation industry. Thank you.

VAN WIJK: Ladies and gentlemen, we now have time to ask some questions. Please use the microphone because this whole press conference is Webcasted, so the people listening in can also hear your question. I think there’s a question in the back row?

JON DEMKING (ph): Jon Demking (ph) for AFP (ph). I would like to know what will be the social cost of this merger, this (INAUDIBLE)? I heard from the Dutch unions this morning that for the first time, 500 people might be dropped out from KLM.

VAN WIJK: Well, I think the synergies of course will come with some rationalization in certain areas, but I thing the focus of this alliance will be on growth and balanced growth. And we see much more opportunities for growth rather than through the synergies that attrition in certain areas of the company will take place.

We don’t have a very detailed roadmap for the further integration of the activities. That is something that the strategic management committee will decide there going forward, but I’m quite sure that if any synergies will lead to reduction of jobs in certain areas, that we can take care of that through the natural process.

JEAN CYRIL: ... comment is that three years ago, in the debate in the airline industry and I was a chairman of the AEA just before Leo and was a debate (ph) on the constraint of airports, especially here in Europe. Those constraints also have (INAUDIBLE) in Europe and all the chairmen of AEA was thinking of that through their respective government. Why?

Because we knew and we knew that our activities or our jobs, airline business, as an initiatory (ph) constraint which we love of growth and not of (INAUDIBLE) activity. And we are not today presenting this agreement to only consider the current economic situation with the downturn in economy, the negative insight (ph) of the 11th of September, the war in Iraq, the SARS epidemic and also a negative ...

In fact, we all know in our business that our activity, airline business, has a future of growth potential (INAUDIBLE) and the target of this alliance, the goal of this alliance is to put together two hubs (ph) with a high potential of development. I read in some newspaper in France that (INAUDIBLE), that it will be a problem to have two hubs (ph) with a high potential of (INAUDIBLE). It’s not a problem.

If I conclude personally (INAUDIBLE), it is because of the potential of development and not a problem from (INAUDIBLE). Because I’m sure that in a job where growth is our future, customer will go through airports where there are room for development, Amsterdam, Paris, Milan. So we have no layoff plans. I want to be clear on that.

We have synergies (INAUDIBLE). Maybe we’ll have to restructure, that’s a (INAUDIBLE). But we have no layoff plans in Air France, unless it’s in KLM.

VAN WIJK: Not at KLM.

SPINETTA (ph): And (INAUDIBLE) synergies is a framework I do not (INAUDIBLE) today.

UNIDENTIFIED PARTICIPANT: (SPEAKING IN FOREIGN LANGUAGE).

VAN WIJK: Could you please put your question in English?

UNIDENTIFIED PARTICIPANT: (SPEAKING IN FOREIGN LANGUAGE).

UNIDENTIFIED PARTICIPANT (ph): Why did you ...

UNIDENTIFIED PARTICIPANT: Differences of culture. They said this is going to be a failure in the end and 80 percent of these kinds of transactions will end up in a failure. What is your comment to that? A culture of differences in these transactions?

VAN WIJK: We all realize that cultures do play an important role in Europe, but it is essential that we bridge the gap. Within KLM, we have been dealing with cultures around the globe for many, many years, so we have an ability to understand what culture differences mean. It doesn’t necessarily mean that we will – that it will be an easy job, but we are fully aware of this.

But we at the same time have seen over the last couple of months, on each side, we have professionals in the industry that know that this is a very, very challenging business and in order to compete and create a joint future, we have to work together.

We will develop forced programs to bridge the cultural gaps and make people aware of it, but I think we should not overestimate that effort. It is an issue of creating a joint future and we will find people that go for it and make it happen. And certainly both Jean Cyrile and myself are fully aware of this and we will work very – work very hard on it, but I don’t think this is the key issue.

The key issue is, can we create a competitive innovative of this (ph) new pan-European initiative which will set the standard for global competition in a very strong alliance. I think that’s the core and the cornerstone of our challenge more so than bridging the cultural gap.

UNIDENTIFIED PARTICIPANT: Fair deal? What’s so fair about this deal ...

VAN WIJK: Well, I think if you look at the structure and the way it is composed of two airlines continue to exist, will have their own identities and will be able to build on their – on their respective heritages, we will have a management structure that is comprised of 50/50 in the management committee.

There will be a full fair representation of Dutch in the government structure and in the board. I don’t think you can say that this is not a very fair deal.

UNIDENTIFIED PARTICIPANT: OK. Mr. Spinetta, last question. The French are said to be very dominant. Are you and your company going to be a dominant party?

VAN WIJK: Well, Jean Cyrile has worked with me now for a couple of months and he knows what dominance is.

SPINETTA (ph): Well, we stopped at our discussions (ph), if I remember Leo, along the – it was the very, very beginning. It was 21 months ago (INAUDIBLE) and (INAUDIBLE). And now we are here.

During this 21 months, I think that we learned to (INAUDIBLE), not only Leo and me, but also many of the colleagues who are here today and we are seeing on the both sides and appreciate the work which has been achieved with their counterparts. And to answer your question, of course there are French nationals, there are Dutch nationals, there are English nationals, Italian ...

But I’d say it’s (INAUDIBLE) of you that we are also European nationals and I feel European national. And so I don’t see why I would be arrogant because (INAUDIBLE) today is European with the national entity (INAUDIBLE). Thank you.

UNIDENTIFIED PARTICIPANT: Mr. Van Wijk ? (INAUDIBLE) are afraid that Schiphol Airport might have a lot (INAUDIBLE) between KLM and Air France. What’s your answer to those who fear that Schiphol would suffer (INAUDIBLE) and would have less activity?

VAN WIJK: I really don’t see that personally and that statement on – I’m joined by my colleagues, but it is in a situation where you have two allies of different size and it’s clear that Air France is the bigger one in this venture and that some of the stakeholders want to have certain protection to safeguard the interest. A lot has been invested in 84 years of KLM’s existence in what we have created in global aviation and I think, and it’s very well understood by Jean Cyrile (ph) and his colleagues, that we don’t want to put it at risk if you create something new for the future.

And that against their background for those who don’t necessarily believe from the beginning that this deal is for growth and not for rationalization, and this deal is for making progress and being in love (ph) with it rather than being defensive and try to shrink and rationalize.

That’s why we have come up with these assurances to make absolutely sure that we are looking for growth, we are looking for opportunities, we are looking for ways to improve our joint position.

UNIDENTIFIED PARTICIPANT: Gentlemen, I have three questions. The first question is, what- sorry, what’s the cost of the merger? I only heard about synergies. So could you tell me what the cost of the merger is? The second question is, Alitalia, you write to your press release that in the mid term you will have an integration of Alitalia if possible.

But what’s the mid term for you and are there assurances for that? And the second is for Mr. Van Wijk. Mr. Van Wijk, how about your board? Is there a (INAUDIBLE), a (INAUDIBLE) board member (INAUDIBLE) and in the (INAUDIBLE) combination?

SPINETTA (ph): Well, I don’t know exactly what you mean by cost of the merger. What is proposed, jointly global goal is to exchange of a shares, the shares we have, and again, have (INAUDIBLE) shares. So there is no cash conviction, so Air France – in this initiative, only for some very limited ones. So I think there is no cost of this merger. We try to identify precisely the potential finances.

You had figures and a great (INAUDIBLE) of figures. Of course, we’ll have some implementation costs year after year, but actually they will be very limited because Leo and I said we have no – too ambitious and too difficult rationalization to implement and to achieve, so this implementation costs are very low, between, I don’t know, I will not say a figure, but it’s very, very low. So the cost of the merger (INAUDIBLE) is very limited.

VAN WIJK: The question posed to me as all four KLM board members are totally committed to this deal and so it is the KLM management in a much broader group. I think it’s very inspiring for us to be able to work on such an innovative scheme and become a world leader and create a pan-European new entity.

That to me is I think the ultimate challenge that drives us. Of course there is a need to do it, but it’s also very, very challenging and inspiring to be able to participate in it. And all of us will contribute in the next few years as much as possible to this success and we want to absolutely be able to celebrate this success jointly in the near future.

SPINETTA (ph): We signed Air France and Alitalia, an agreement in July to (INAUDIBLE) and it’s an agreement with (INAUDIBLE) we tried to give them. This (INAUDIBLE) was a merger (INAUDIBLE). We don’t decide as I said. It would be a merger of shareholding, (INAUDIBLE), the merger was the ultimate target.

Secondly, we signed, what it said is that this merger will be decided when the respective boards of the company will be comfortable with this new form of organization, certainly as a Italian government recently announced a very important (INAUDIBLE) in terms of (INAUDIBLE) process of (INAUDIBLE) and a concern that the choice made by (INAUDIBLE) being a member of Sky Team (ph) and working with Air France was the right choice.

So I will repeat what Francesco (INAUDIBLE) said. I think it just kind of (INAUDIBLE) amount. (INAUDIBLE) has upgraded (ph) to (INAUDIBLE). We’re going to train, there’s nothing there, aircraft. At the first stage, maybe we go into training at the (INAUDIBLE) stage and we have (INAUDIBLE) decided altogether on (INAUDIBLE). Thank you.

UNIDENTIFIED PARTICIPANT: When will the second stage be?

SPINETTA (ph): Well, it’s different of course. Of course we decided that (INAUDIBLE) but also on (INAUDIBLE), and by the management basically, so I will not (INAUDIBLE) shareholding of (INAUDIBLE) and to the management of (INAUDIBLE), to answer your question on this point.

VAN WIJK: But we take this opportunity to make some special remarks, also from KLM, because much has been speculated about the sad history that we have behind us between the two companies. It was a very sad moment when we had to separate three years ago.

But at that point in time, I made it absolutely clear that it had nothing to do with Alitalia itself and its management. It had – the sole reason for that is that we did not see sufficient opportunities to develop jointly the Malpensa airport. And that is certainly ...

UNIDENTIFIED PARTICIPANT: Could I ask a question to that?

VAN WIJK: ... has been opposition and against that background, we have had numerous discussions in the past between Francesco Mengozzi and myself and I have full confidence as to work in the bilateral and trilateral agreement with Alitalia in the first place and we are ready to welcome them whenever they are ready to join this partnership.

UNIDENTIFIED PARTICIPANT: In fact, I had a question on that. So are you ...

VAN WIJK: You already have the answer. So if you have another question, ...

UNIDENTIFIED PARTICIPANT: I’ll try anyway if you can help?

VAN WIJK: OK.

UNIDENTIFIED PARTICIPANT: I remember a meeting late last century in this same room even I think with Alitalia where the top executives used first names the whole meeting repeatedly, but of course, like you just said, that in the end and (INAUDIBLE) dispute, I was wondering if there’s any arrangement between Air France and KLM?

In other words, if the meeting is broken up, how much will KLM pay Air France and vice versa? I do hope that’s in the contract though.

VAN WIJK: Yes, but you have to ask the legal people because it’s certainly not on top of our minds and that’s not something that we look forward to being in, but my legal advisor says nothing. That’s cheap.

UNIDENTIFIED PARTICIPANT: That’s very cheap.

VAN WIJK: ... does come very cheap.

UNIDENTIFIED PARTICIPANT: So in other words, you could just break up and there are no legal issues at all then? Just to make – just to get this clear?

VAN WIJK: No. I think that’s not the type of issues that we are currently discussing. We’re looking forward to building and that’s what is on top of our minds.

SPINETTA (ph): And to succeed.

VAN WIJK: And to succeed. If you have other questions?

UNIDENTIFIED PARTICIPANT: Yes. Small other questions for you on a different topic. You said Mr. Van Wijk that the foundation of Dutch state for the time being will hold 51 percent of the voting rights, if I’m not mistaken?

VAN WIJK: That’s correct.

UNIDENTIFIED PARTICIPANT: So what’s for the time being? Is that the same eight years ...

VAN WIJK: For the time being is exactly what it means, that we will take into consideration the developments and see how things develop and when we see no necessity for it any longer, we will do away with it and we expect that to happen sooner rather than later.

But an exact timeframe cannot be put to it and of course, it’s not in the best interest of the new entity to jeopardize any air political rights that we currently have because these are the cornerstones of our existence.

UNIDENTIFIED PARTICIPANT: But the (INAUDIBLE) decision of Martinair this (INAUDIBLE), right?

VAN WIJK: Well, (INAUDIBLE) is a full (INAUDIBLE) daughter company of KLM and we’ll as such be part of the – of the deal and Martinair (ph) is an airline over which KLM has no control. We own 50 percent jointly with Nedlloyd and that we will maintain that state as it is and it doesn’t have any consequences for either of the two companies as such.

UNIDENTIFIED PARTICIPANT: Have there been any agreements on the concessions you probably have to make on the dominance your position ...

VAN WIJK: Yes. I heard your voice, but I couldn’t (INAUDIBLE). Of course, one of the key issues that we will have to address in the next couple of months is the discussion with the authorities, both on European as well as on the North Atlantic side.

And I think that the inevitability of consummation is clearly understood on both sides of the Atlantic. There’s no doubt about that. But of course the competition officers will look carefully at what this means to the competitor picture in the – in the global airline industry.

And it’s clear that on the North – within Europe, we only have two overlapping routes that come to Paris and to Lyon so that quite negligible in the overall scheme of things, we will be able to find these easy solutions to accommodate any concerns that the competition officers in Brussels (ph) may have.

It is of a striking more complex nature on the North Atlantic and that’s an issue that of course will be addressed in the next couple of months after we have had the opportunity to present our case formally to both the competition officers in Brussels as well as in Washington and have a first debate on what this excellent (ph) means.

But we think that there are excellent opportunities to be able to implement this without creating major questions in the competitive area.

SPINETTA (ph): We think together, but also me and Leo and so on , our advisor, lawyers and all the people who come to (INAUDIBLE), this agreement. That I cannot think in terms of ...

The level of competition is only a little bit (INAUDIBLE) between (INAUDIBLE) and (INAUDIBLE). So we think that while the (INAUDIBLE) is probably a very simple case and that remedies we’d have to say, will be according to what we know of the rule of (INAUDIBLE) that (INAUDIBLE) mentioned, would be, we hope, presentable.

And also the reason why is that schedule gives you a real goal if you try to obtain from the European commission an agreement in the first period, which (INAUDIBLE), we have five officially, six weeks, six weeks. And so we sign officially with Europe ...

It’s not without (INAUDIBLE) that we think that it’s possible whether an agreement of the European commission and his (INAUDIBLE) period of time of six weeks up until the signing (ph). It’s not what (INAUDIBLE) is (INAUDIBLE). In the long – that’s (INAUDIBLE) of course.

We’d have to discuss on that, but we think that they also (INAUDIBLE) decision already given by the regulatory authorities, we will be able to explain that (INAUDIBLE) is not (INAUDIBLE) conviction.

VAN WIJK: Moreover, I think the slide that you’ve shown, end of presentation, clearly indicated that even if we include Northwest and Continental into the presentation, the total market share will not be dated (ph) in (INAUDIBLE) alliance and I think that’s a very relevant fact.

UNIDENTIFIED PARTICIPANT: Ladies and gentlemen, we have arrived at (INAUDIBLE). We’d like to ask (INAUDIBLE) that’s the last question ...

UNIDENTIFIED PARTICIPANT: Mr Spinetta, could you tell us something regarding the lending rights? Just how important do you see it (INAUDIBLE) the European Commission to allow negotiations on the national clauses, the Open Sky Agreement?

UNIDENTIFIED PARTICIPANT: How important was the decision of the European Commission to allow negotiations regarding the ...

SPINETTA (ph): Yes. Of course, it was important and Leo (INAUDIBLE) at the beginning, when (INAUDIBLE) rationale of his operation. The European (INAUDIBLE) of just his wording, knowing that (INAUDIBLE) and after the (INAUDIBLE), the mandate (ph) given by the European Commission, by all of the members of Europe and the entity (INAUDIBLE) Commission to negotiate with the U.S.

And most of that (INAUDIBLE) has been key factors of our (INAUDIBLE) today because one of (INAUDIBLE) we had to (INAUDIBLE) given this kind of deal is still here but obviously will disappear with ...

UNIDENTIFIED PARTICIPANT: Thank you gentlemen. Thank you very much for your attention ...

END